Filed by BIO-key International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
SEC File No. 1-13463

Subject Company: Comnetix Inc.
(Comnetix is not an SEC registrant.)

BIO-key Announces Tender Offer For Canadian Public Safety Company

Wall, N.J.  - December 21, 2006 - BIO-key International Inc. (OTC Bulletin Board: BKYI), a leader in wireless public safety solutions and finger based biometric identification, today announced that it will make a securities exchange takeover bid by way of a take-over bid circular for all of the issued and outstanding common shares of ComnetiX Inc. (“ComnetiX) (TSE:CXI) in accordance with all applicable securities laws. BIO-key will offer common shares of BIO-key for each ComnetiX share at a share exchange ratio to be determined that will value ComnetiX shares at US $1.29 per share, which represents a 65% premium to the closing price for ComnetiX shares on December 20, 2006.   BIO-key anticipates that the take-over bid circular and related documents with respect to its offer will be mailed to shareholders by mid January 2007.   Based on publicly available information from ComnetiX, there are 14,124,802 issued common shares of ComnetiX.   A Canadian merchant bank has agreed with BIO-key to tender its approximate 12.5% common share interest in ComnetiX into the BIO-key offer, subject to certain limited rights of withdrawal.   Including its 12.5% ownership interest, Northern has control or direction over, or has entered into voting agreements in connection with, 3,464,138 issued shares of ComnetiX representing approximately 24.5% of the total issued shares of ComnetiX, and intends to vote all such shares against L-1 Identity Solutions’ current proposal to acquire ComnetiX. L-1 Identity Solutions proposal requires a two-thirds approval by the ComnetiX shareholders for implementation.

 In connection with the take-over bid, BIO-key also intends to proceed with a financing through that Canadian merchant bank in January 2007, the proceeds of which will be used for working capital purposes in the combined BIO-key and ComnetiX business.  The combined company will carry on business under the name BIO-key International Inc.   BIO-key believes a combination of the two companies will result in a strong company with the industry’s most complete end-to-end solution offering to the law enforcement market and also enable the companies to: share and cross-sell more than 3000 customers; and become a platform company for further business combinations that will uniquely serve the robust and growing state, provincial and local public safety markets.

BIO-key will apply to list the shares of the combined company on the Toronto Stock Exchange as a substitute listing for the currently listed ComnetiX shares on such exchange, and the shares of the combined company will continue to have a market on the OTC Bulletin Board.

Full details of the offer will be included in the take-over bid documents to be mailed to ComnetiX shareholders.   The offer will be subject to certain conditions that are customary for transactions of this nature including the valid tender and non-withdrawal of a majority of the issued and outstanding shares of ComnetiX and receipt of required regulatory approvals.

 About BIO-key
BIO-key develops and delivers advanced identification solutions and information services to law enforcement departments, public safety agencies, government and private sector customers. BIO-key mobile wireless technology provides first responders with critical, reliable, real-time data and images from local, state and national databases. The company's high-performance, scalable, cost-effective and easy-to-deploy biometric finger identification technology accurately identifies and authenticates users of wireless and enterprise data to improve security, convenience and privacy and to reduce identity theft. Over 2,500 police, fire and emergency services departments in North America use BIO-key solutions, making BIO-key the leading supplier of mobile and wireless solutions for public safety worldwide. (http://www.bio-key.com)

U.S. Regulatory Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. In connection with the proposed transaction, a registration statement on Form S-4 is expected to be filed with the SEC by BIO-key unless an exemption from the registration requirements of the Securities Act of 1933 is applicable. STOCKHOLDERS OF COMNETIX ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All interested persons may obtain a free copy of the registration statement and any other related documents on the SEC’s website at www.sec.gov. Such documents may also be obtained for free from BIO-key.

 BIO-key Safe Harbor Statement
This news release contains forward-looking statements that are subject to certain risks and uncertainties that may cause actual results to differ materially from those projected on the basis of these statements. The words "estimate," "project," "intends," "expects," "believes," and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are made based on management's beliefs, as well as assumptions made by, and information currently available to, management pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. For a more complete description of these and other risk factors that may affect the future performance of BIO-key International, see "Risk Factors" in the Company's Annual Report on Form 10-KSB and its other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company also undertakes no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.